

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Luca Santarelli
Chief Executive Officer
VectivBio Holding AG
Aeschevorstadt 36
4051 Basel
Switzerland

> **Re: VectivBio Holding AG**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.1 & 10.7**
> **Filed March 19, 2021**
> **File No. 333-254523**

Dear Dr. Santarelli:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance